Exhibit 99.2

Volaris Reports an Increase in Passengers of 14% and 21% for December 2013 and Full Year 2013, respectively

Mexico City, Mexico January 13, 2014 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris”) (NYSE: VLRS and BMV: VOLAR), an ultra-low-cost airline based in Mexico, today reported its preliminary traffic results for December 2013.

The total number of booked passengers in December 2013 reached 877 thousand, a 13.6% increase compared to the same period in 2012, and a 20.7% increase full year 2013. Volaris’ demand, measured in Revenue Passenger Miles (RPMs) increased 12.7% year over year in December 2013, and a 17.4% increase full year 2013. Volaris registered a load factor of 82.1% in December 2013 and 82.6% in full year 2013.

The following table summarizes Volaris’ traffic results for the month and full year ended December 31, 2013 and 2012.

	December 2013	December 2012	Variation		Full Year 2013	Full Year 2012	Variation
RPMs (Millions)
Domestic	672	589	14.1%		6,801	5,674	19.9%
International	238	219	9.0%		2,202	1,994	10.4%

Total	910	807	12.7%		9,003	7,668	17.4%

ASMs (Millions)
Domestic	812	702	15.7%		8,270	6,839	20.9%
International	296	270	9.4%		2,629	2,405	9.3%

Total	1,108	973	13.9%		10,899	9,244	17.9%

Load Factor
Domestic	82.7%	83.8%	(1.1	) pp	82.2%	83.0%	(0.8	) pp
International	80.5%	80.9%	(0.4	) pp	83.8%	82.9%	0.9	pp

Total	82.1%	83.0%	(0.9	) pp	82.6%	82.9%	(0.3	) pp

Passengers (Thousands)
Domestic	714	625	14.3%		7,457	6,065	23.0%
International	163	148	10.4%		1,485	1,343	10.5%

Total	877	772	13.6%		8,942	7,408	20.7%

Investor Relations contact:

Andrés Pliego / Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact:

Jimena Llano / jimena.llano@volaris.com / +52 1 55 4577 0857

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris

Volaris (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier, or ULCC, based in Mexico. Volaris utilizes its ULCC business model and efficient operations to offer low base fares and to stimulate demand while aiming to provide high quality customer service. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States. Volaris’ unbundled pricing strategy allows it to provide low base fares and enables its passengers to select and pay for a range of optional products and services. Volaris’ mission is to offer its clients high quality customer service at an affordable price.

Since beginning operations in March 2006, Volaris has increased its routes from 5 to 96 and its fleet from 4 to 44 aircraft. Volaris offers more than 200 daily flight segments on routes that connect 33 cities in Mexico and 13 cities in the United States with the youngest aircraft fleet in Mexico. Among other recognitions, Volaris has received the ESR Award for Social Corporate Responsibility for three consecutive years. For more information, please visit: www.volaris.com